SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________________________
                                            :
In the Matter of                            :        CERTIFICATE
                                            :             of
CONSOLIDATED NATURAL GAS COMPANY            :        NOTIFICATION
Pittsburgh, Pennsylvania                    :           NO. 20
                                            :        ____________
File No. 70-7827                            :
                                            :        TRANSACTIONS
(Public Utility Holding Company Act of 1935)         DURING PERIOD
____________________________________________       October 1, 1995
                                                        through
                                                   December 31, 1995
TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated March 28, 1991 (HCAR No. 25283) in the above-captioned proceedings, the Securities and Exchange Commission permitted the
Application-Declaration of Consolidated Natural Gas Company ("Consolidated") to
become effective, thereby authorizing Consolidated to borrow, from time to time through March 31, 1994, an aggregate not in excess of $300,000,000, pursuant to a Credit Agreement, dated as of March 29, 1991, with various banks.  By
Supplemental Order dated September 9, 1992 (HCAR No. 25626), the expiration date of the authorization was extended to June 29, 1996.
	This Certificate is filed pursuant to Rule 24 as a notification that during this period there were no borrowings or repayments under the Credit Agreement, and at December 31, 1995, there was no outstanding balance.
	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized pursuant to the Order have been consumated.
			CONSOLIDATED NATURAL GAS COMPANY
Dated this 31st day
of January, 1996
			By  J. M. Hostetler
			Its Attorney